

Mail Stop 3720

March 26, 2009

Gregory Ruff
President
KOKO, Ltd.
6411 So. Auer Street
Spokane, Washington 99223

Re: **KOKO, Ltd.**
           Registration Statement on Form S-1
           Filed March 12, 2009
           File No. 333-157878

Dear Mr. Ruff:

        We have limited our review of your Form S-1 to consideration of your disclosure concerning the company's blank check status, the registration statement filed by QE Brushes, Inc., and related matters and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the substantial similarity between the KOKO's registration statement and the one filed by QE Brushes, Inc. on March 16, 2009, including, but not limited to disclosure, management, shareholder base and selling shareholders. We also note that various officers, directors, and shareholders of KOKO have been involved in

repeated reverse merger activity at least as far back as 1999 ("Professional Perceptions" into "Jagnotes.com") and as recently as December 2008 ("Property Investor's Ventures Inc." into "Electronic Arts Research, Inc.") (http://www.ea-research.com/community/index.php?action=recent;start=30) Finally, we note that Gregory Ruff's telephone number is associated with offers to sell Pink Sheet/OTCBB shells. (http://thebullandbear.com/classified.html)

Please disclose the purpose of your offering and whether you have any intention to engage in a reverse merger or similar transaction with another party. In your response letter, provide your analysis as to why your activities and proposed operations are not commensurate in scope with those ordinarily associated with a blank check company and why you do not need to comply with Rule 419 of Regulation C. We may have further comment.

2.   We note your disclosure relating to private placements conducted in July 2007 and December 2008 and that a Form D was filed for the December 2008 transaction. We were unable to locate such Form D on EDGAR. We also note the listing of a securities offering by the company in the August 6, 2008 NYS Register. Please advise and revise your disclosure as appropriate. Please provide the staff with copies of all Form D filings made by the company.

3.   As noted in the registration statement filed for QE Brushes, it appears that material relationships exist between your various selling shareholders. Please disclose all material relationships in this filing.

4.   We note the various references to translation services contained throughout your registration statement. Please revise to explain the relevance of translation services to your plans for designing, manufacturing and marketing a steak timer.

5.   We note that there is no disclosure of your officers' and sole director's involvement in the operation of QE Brushes. Please revise your registration statement as appropriate and specifically disclose the conflicts of interest presented by such activities.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Zitko, Staff Attorney, at (202) 551-3399, or Celeste Murphy, Branch Chief, at (202) 551-3257, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Conrad Lysiak

Fax: (509) 747-1770